UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY SAVINGS PLAN FOR CERTAIN BARGAINING ASSOCIATES
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company Savings Plan
for Certain Bargaining Associates

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Timken Company Savings Plan for Certain Bargaining Associates
North Canton, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Timken Company Savings Plan for Certain Bargaining Associates (the “Plan”) as of December 31, 2018 and 2017, the related Statement of Changes in Net Assets for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 25, 2019

The Timken Company Savings Plan
for Certain Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31,
Assets	2018	2017
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$5,335,222	$5,686,369
Receivables:
Contribution receivable from participants	4,463	4,344
Contributions receivable from The Timken Company	1,198	1,182
Notes receivable from participants	240,572	261,930
Total receivables	246,233	267,456
Net assets available for benefits	$5,581,455	$5,953,825

See accompanying Notes to Financial Statements.

The Timken Company Savings Plan
for Certain Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions
Interest income on notes receivable from participants	$12,984
Contributions:
Participants	268,362
The Timken Company	70,190
Total contributions	338,552
Total additions	351,536

Deductions
Investment loss:
Net depreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	261,178
Benefits paid directly to participants	461,839
Administrative expenses	889
Total deductions	723,906

Net decrease	(372,370)

Net assets available for benefits:
Beginning of year	5,953,825
End of year	$5,581,455

See accompanying Notes to Financial Statements.

The Timken Company Savings Plan
for Certain Bargaining Associates

1. Description of the Plan
The following description of The Timken Company Savings Plan for Certain Bargaining Associates (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established on February 16, 2003. On February 16, 2003, The Timken Company ("Timken" or the "Company") acquired Ingersoll-Rand Company Limited’s Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company. On July 1, 2013, Timken merged the Timken Gears & Services Savings Plan into the Plan.

General
During 2006, The Timken Company closed its Standard Plant. The full-time hourly employees of this facility were represented by the United Auto Workers Local 1645. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company, and the Plan will no longer have any new participants or contributions from employees represented by Local 1645. As a result of the merger, the Plan is a defined contribution plan which covers full-time hourly employees of Timken who are represented by the United Auto Workers (UAW) Local 864 and the International Association of Machinists (IAM) Local 311. Employees of Timken represented by UAW Local 864 and IAM Local 311 become eligible to participate in the Plan following the earlier of (i) being credited with one year of service or (ii) completion of 60 consecutive days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Under the provisions of the Plan, UAW Local 864 and IAM Local 311 participants are able to elect to contribute up to 18% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service ("IRS") limitations. Participants are also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. For employees represented by UAW Local 864, Timken matches participant contributions, “Company Matching Contributions,” at an amount equal to 100% on the first 3% of the participant’s eligible earnings. The Plan also provides a "Company Non-elective Contribution," which is a 3% non-elective contribution for all employees represented by UAW 864. The compensation used to determine the Company Matching Contribution and the Company Non-elective Contribution for UAW Local 864 participants is equal to 100% of the employee's base hourly rate for the first forty hours per week plus 50% of overtime earnings.

Upon enrollment, a participant is required to direct his or her contribution in 1% increments to any of the Plan’s investment options. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) Timken’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants were immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon is also immediate.

Notes Receivable from Participants
Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and thirty years for residential loans.

The loans bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

Payment of Benefits
Upon termination of service with The Timken Company, participants having a vested account balance greater than $1,000 are given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, or (iii) leaving their vested account balance in the Plan (if vested account balance is greater than $5,000). Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants with a vested account balance between $1,000 and $5,000 and who do not elect a distribution, are paid in a direct rollover to an individual retirement plan. Participants electing to leave their vested assets in the Plan may do so until age 70- 1/2 after which time the lump-sum option would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Participants may elect to have their vested dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Company include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
Although it has not expressed any interest to do so, Timken has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan's trustee, Great-West Trust Company, LLC ("Trustee"), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Timken Defined Contribution Plans ("Master Trust"), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by The Timken Company.

The Trustee maintains a collective investment trust of common shares of The Timken Company within the Master Trust in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, ASU 2017-06 requires that a plan's interest in each master trust and any change in the interest in each master trust be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trusts balances in each general type of investments. In addition, ASU 2017-06 requires all plans to disclose (1) their master trust's other asset and liability balances and (2) the dollar amount of the plan's interest in each of those balances. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the effect that the provisions of ASU 2017-06 will have on the Plan’s financial statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirement for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. Management is currently evaluating the impact of adopting this guidance.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2018 and 2017 was 0.55% and 0.52%, respectively.
The following tables present the values of investments in the Master Trust and the Plan's ownership percentage in each investment fund of the Master Trust:

	December 31, 2018
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,483,875	$98,341,405	$—	$—	$99,825,280	0.23%
TimkenSteel Common Stock Fund	1,053	112,079	—	—	113,132	17.06%
American Beacon Small Cap Value	—	—	14,782,869	—	14,782,869	0.27%
American Funds EuroPacific Growth	—	—	91,142,641	—	91,142,641	0.06%
American Funds Washington Mutual Investors	—	—	32,943,428	—	32,943,428	0.05%
Eagle Small Cap Growth	—	—	14,139,170	—	14,139,170	0.03%
Vanguard Target Retirement Income Trust II	—	—	—	11,357,465	11,357,465	7.70%
Vanguard Target Retirement 2015 Trust II	—	—	—	33,859,002	33,859,002	2.40%
Vanguard Target Retirement 2020 Trust II	—	—	—	30,795,997	30,795,997	1.96%
Vanguard Target Retirement 2025 Trust II	—	—	—	64,335,412	64,335,412	0.55%
Vanguard Target Retirement 2030 Trust II	—	—	—	22,101,249	22,101,249	3.24%
Vanguard Target Retirement 2035 Trust II	—	—	—	49,151,223	49,151,223	0.74%
Vanguard Target Retirement 2040 Trust II	—	—	—	10,557,348	10,557,348	0.44%
Vanguard Target Retirement 2045 Trust II	—	—	—	20,559,267	20,559,267	0.48%
Vanguard Target Retirement 2050 Trust II	—	—	—	7,290,972	7,290,972	0.80%
Vanguard Target Retirement 2055 Trust II	—	—	—	3,606,633	3,606,633	—%
Vanguard Target Retirement 2060 Trust II	—	—	—	2,908,795	2,908,795	0.11%
Vanguard Target Retirement 2065 Trust II	—	—	—	71,508	71,508	—%
JPMCB Core Bond	—	—	—	89,990,452	89,990,452	0.04%
JPMorgan Equity Index	—	—	—	146,606,639	146,606,639	—%
JPMorgan S&P 500 Index	—	—	—	6,561,143	6,561,143	0.73%
SSgA Russell 2000-A Index	—	—	—	44,955,325	44,955,325	0.04%
T. Rowe Price Blue Chip Growth Trust	—	—	—	61,469,606	61,469,606	0.15%
Wells Fargo Stable Return	—	—	—	2,724,514	2,724,514	—%
Wells Fargo Stable Value	—	—	—	106,774,666	106,774,666	0.79%
Western Asset Core Plus Bond	—	—	—	2,239,963	2,239,963	—%
Net Assets of Master Trust	$1,484,928	$98,453,484	$153,008,108	$717,917,179	$970,863,699	0.55%

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

	December 31, 2017
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,383,411	$129,614,104	$—	$—	$130,997,515	0.23%
TimkenSteel Common Stock Fund	1,370	241,671	—	—	243,041	15.14%
American Beacon Small Cap Value	—	—	20,015,933	—	20,015,933	0.18%
American Funds EuroPacific Growth	—	—	110,466,003	—	110,466,003	0.05%
American Funds Washington Mutual Investors	—	—	37,414,183	—	37,414,183	0.05%
Eagle Small Cap Growth	—	—	15,657,534	—	15,657,534	0.03%
Putnam Government Money Market	—	—	48,002	—	48,002	—%
Vanguard Target Retirement Income Trust II	—	—	—	13,817,345	13,817,345	7.26%
Vanguard Target Retirement 2015 Trust II	—	—	—	40,535,641	40,535,641	1.92%
Vanguard Target Retirement 2020 Trust II	—	—	—	30,544,012	30,544,012	1.98%
Vanguard Target Retirement 2025 Trust II	—	—	—	68,784,886	68,784,886	0.49%
Vanguard Target Retirement 2030 Trust II	—	—	—	20,504,947	20,504,947	3.56%
Vanguard Target Retirement 2035 Trust II	—	—	—	52,379,549	52,379,549	0.80%
Vanguard Target Retirement 2040 Trust II	—	—	—	10,713,528	10,713,528	0.43%
Vanguard Target Retirement 2045 Trust II	—	—	—	23,580,550	23,580,550	0.51%
Vanguard Target Retirement 2050 Trust II	—	—	—	7,032,919	7,032,919	1.47%
Vanguard Target Retirement 2055 Trust II	—	—	—	2,869,923	2,869,923	0.60%
Vanguard Target Retirement 2060 Trust II	—	—	—	2,704,391	2,704,391	0.03%
Vanguard Target Retirement 2065 Trust II	—	—	—	217,827	217,827	—%
JPMCB Core Bond Fund	—	—	—	93,722,113	93,722,113	0.03%
JPMorgan Equity Index	—	—	—	170,596,622	170,596,622	—%
JPMorgan S&P 500 Index	—	—	—	8,337,617	8,337,617	0.50%
Nuveen Winslow Large-Cap Growth	—	—	—	9	9	—%
SSgA Russell 2000-A Index	—	—	—	52,662,480	52,662,480	0.03%
T. Rowe Price Blue Chip Growth Fund	—	—	—	58,680,338	58,680,338	0.12%
Wells Fargo Stable Return	—	—	—	2,755,918	2,755,918	—%
Wells Fargo Stable Value	—	—	—	117,780,153	117,780,153	0.78%
Net Assets of Master Trust	$1,384,781	$129,855,775	$183,601,655	$778,220,768	$1,093,062,979	0.52%

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2018
Net transfers (contributions, transfers and benefit payments for the participating plans)	$(51,435,629)
Net depreciation in fair value of instruments:
Company stock funds	(27,704,455)
Registered investment companies	(34,823,892)
Common collective funds	(23,502,902)
Interest	26,927
Dividends	16,339,274
Total investment loss (net of transfers)	(121,100,677)
Administrative expenses	(1,098,603)
Net decrease	(122,199,280)
Net assets:
Beginning of the year	1,093,062,979
End of the year	$970,863,699

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

4. Fair Value
The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present the fair value hierarchy for those investment of the Master Trust measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Assets at Fair Value as of
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investment, at fair value:
Cash and Cash Equivalents	$1,484,928	$—	$—	$1,484,928
Common Stock	98,453,484	—	—	98,453,484
Registered Investment Companies	153,008,108	—	—	153,008,108
	$252,946,520	$—	$—	$252,946,520
Investment measured using NAV per share as practical expedient:
Common Collective Funds				717,917,179
Total Assets				$970,863,699

	Assets at Fair Value as of
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investment, at fair value:
Cash and Cash Equivalents	$1,384,781	$—	$—	$1,384,781
Common Stock	129,855,775	—	—	129,855,775
Registered Investment Companies	183,601,655	—	—	183,601,655
	$314,842,211	$—	$—	$314,842,211
Investment measured using NAV per share as practical expedient:
Common Collective Funds				778,220,768
Total Assets				$1,093,062,979

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Cash and cash equivalents and registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.
The T. Rowe Price Blue Chip Growth Trust seeks long-term growth of capital by investing primarily in common stocks of well-established large and medium-sized companies. Income is a secondary objective of the trust.

In 2017, the Vanguard Target Retirement Trust II Funds replaced the Vanguard Institutional Target Retirement Funds. The Vanguard Target Retirement Trust II Funds invest in broad index funds of U.S. and international stocks and bonds.  The asset allocation of each fund is managed in accordance with the designated strategy for each fund’s target retirement year.  The funds are automatically rebalanced to designated glide paths.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies.
The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase.

The Wells Fargo Stable Return Fund and Wells Fargo Stable Value Fund primarily invests in security backed investment contracts.

The Western Asset Core Plus Bond strategy seeks to maximize total return through a well-diversified, long-term value based core fixed-income portfolio that includes limited opportunistic exposure to the “plus” sectors: high-yield, non-U.S. and emerging market debt. The strategy seeks to approximate the risk of the Bloomberg Barclays U.S. Aggregate Index.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

The following tables summarize investments measured at fair value using the net asset value ("NAV") per share practical expedient as of December 31, 2018 and 2017, respectively:

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Income Trust II	$11,357,465	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2015 Trust II	$33,859,002	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2020 Trust II	$30,795,997	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2025 Trust II	$64,335,412	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2030 Trust II	$22,101,249	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2035 Trust II	$49,151,223	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2040 Trust II	$10,557,348	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2045 Trust II	$20,559,267	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2050 Trust II	$7,290,972	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2055 Trust II	$3,606,633	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2060 Trust II	$2,908,795	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2065 Trust II	$71,508	Not applicable	Daily	Trade Day
JPMCB Core Bond	$89,990,452	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$146,606,639	Not applicable	Daily	Trade Day + 1 day
JPMorgan S&P 500 Index	$6,561,143	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$44,955,325	Not applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	$61,469,606	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$2,724,514	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$106,774,666	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond	$2,239,963	Not applicable	Daily	Trade Day

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Income Trust II	$13,817,345	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2015 Trust II	$40,535,641	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2020 Trust II	$30,544,012	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2025 Trust II	$68,784,886	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2030 Trust II	$20,504,947	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2035 Trust II	$52,379,549	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2040 Trust II	$10,713,528	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2045 Trust II	$23,580,550	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2050 Trust II	$7,032,919	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2055 Trust II	$2,869,923	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2060 Trust II	$2,704,391	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2065 Trust II	$217,827	Not applicable	Daily	Trade Day
JPMCB Core Bond Fund	$93,722,113	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$170,596,622	Not applicable	Daily	Trade Day + 1 day
JPMorgan S&P 500 Index	$8,337,617	Not applicable	Daily	Trade Day
Nuveen Winslow Large-Cap Growth	$9	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$52,662,480	Not applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	$58,680,338	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$2,755,918	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$117,780,153	Not applicable	Daily	Trade Day

5. Risks and Uncertainties
The Master Trust invests in various investment securities in line with participants' investment elections. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status
The Plan has received a determination letter from the IRS dated August 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

7. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2018:

Purchased	$6,065
Issued to participants for payment of benefits	$6,811
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

8. Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements through the financial statement issuance date that affect recognition or disclosure to the financial statements. No subsequent events were identified.

Table of Contents

Supplemental Schedule

The Timken Company Savings Plan
For Certain Bargaining Associates

EIN #34-0577130      Plan #022
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2018

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 6.25% with various maturity dates	$—	$240,572

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR CERTAIN BARGAINING ASSOCIATES

Date: June 25, 2019	By:	/s/ Shelly M. Chadwick
Shelly M. Chadwick
Vice President - Finance and Chief Accounting Officer
(Principal Accounting Officer)